Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

August 14, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Sergio Chinos

Re:	Parallel Flight Technologies, Inc. Draft Offering Statement on Form 1-A Submitted August 14, 2020 File No. 024-11296

Dear Mr. Chinos:

This correspondence informs the Commission that the issuer, Parallel Flight Technologies, Inc., mistakenly filed its First Amendment to Draft Offering Statement on Form 1-A Submitted June 26, 2020 (File No. 024-11247) (the “First Amendment”), as a new filing having the File No. listed in the header above (the “New 1-A”).  We have refiled the First Amendment properly, and hereby request that you withdraw the New 1-A.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/Jeffrey S. Marks/

Jeffrey S. Marks